

Mail Stop 4561

September 21, 2015

Craig Brandman
Chief Executive Officer
StepOne Personal Heath, Inc.
509 South Wall Avenue
Joplin, Missouri 64801

> Re: **StepOne Personal Heath, Inc.**
>   **Amendment No. 7 to Offering Statement on Form 1-A**
>   **Filed August 25, 2015**
>   **File No. 024-10385**

Dear Mr. Brandman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The offering statement for StepOne Personal Heath, Inc. states that the securities will be offered through a web-based platform called the "Alternative Securities Market Exchange." Please advise whether Alternative Securities Market Exchange is registered as a national securities exchange (or has been exempted by the Commission from such registration by reason of the limited volume of transactions effected on the exchange and in the opinion of the Commission such registration is not practicable and not necessary or appropriate in the public interest and for the protection of investors) or is registered as a broker-dealer and operates as an alternative trading system in compliance with Regulation ATS. The use of a "web-based platform called 'Alternative Securities Market Exchange'" would appear to require registration as a national securities exchange (or an exemption from such registration) or registration as a broker-dealer if it is involved in the process of offers or sales of securities subject to the offering statement.

2. The rulebook for Alternative Securities Market Exchange (ASMX) attached as an exhibit to the offering statement states that it is, "As filed along with SEC Form 1 and all Exhibits, with the United States Securities & Exchange Commission on August 3rd, 2015." Please be advised that the Commission staff is not aware of a Form 1 that was filed by ASMX on or about August 3, 2015 that seeks registration of Alternative Securities Market as a national securities exchange, although the staff understands that ASMX filed a Form 1 application on or about September 16, 2015. Under Section 5 of the Securities Exchange Act, it is unlawful for an exchange to effect transactions in securities unless it is registered with the Commission as a national securities exchange or has been exempted by the Commission from such registration by reason of the limited volume of transactions effected on the exchange and in the opinion of the Commission such registration is not practicable and not necessary or appropriate in the public interest and for the protection of investors. Unless and until the Commission has granted ASMX registration as a national securities exchange under Section 6 of the Exchange Act, or has granted ASMX an exemption from such registration by reason of limited volume under Section 5, it is inaccurate for ASMX to hold itself out as acting as a national securities exchange or an exchange exempt from registration by reason of limited volume. You are referred to SEC Rule 202.3(b)(2), which sets forth the Commission's procedures regarding the processing of Form 1 applications. Rule 202.3(b)(2) in essence states that within 90 days of the date that the Commission publishes notice of the filing of an application for registration as a national securities exchange (or within such longer period as to which the applicant consents), the Commission shall by order grant registration or institute proceedings to determine whether registration should be denied as provided in Section 19(a)(1) of the Securities Exchange Act of 1934. Please revise your disclosure as appropriate.

Part III - Exhibits

3. Please file as an exhibit the notice of designation of preferred stock and a legality opinion. Refer to Items 17(3) and 17(12) of Part III of Form 1-A. Additionally, please include an index to your exhibits.

4. We note that one of your exhibits purports to be an escrow agreement between StepOne Personal Health, Inc. and Alternative Securities Market, LLC. Please explain how this agreement complies with Securities Exchange Act Rule 15c2-4, as you assert on page 3 of the offering statement. In particular, which provision of Securities Exchange Act Rule 15c2-4(b) will Alternative Securities Market, LLC be complying with? Please provide a description of the flow of funds from the investor to the bank account. Additionally, please describe any legal authority that allows Alternative Securities Market, LLC to hold funds: (i) in a separate bank account, as agent or trustee for the persons who have a beneficial interest therein; or (ii) as a bank.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Natalie Cruz
        Alternative Securities Markets Group